UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X]	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[ ]	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

WORTHY PEER CAPITAL, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-4011787
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Boca Commerce Center 551 NW 77 Street Suite 212 Boca Raton, FL 33487
(Full mailing address of principal executive offices)

(561) 288-8467

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should read thoroughly this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our consolidated financial condition and consolidated results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

When used herein, the terms “we,” “us,” “ours,” “Worthy,” and the “Company” refers to Worthy Peer Capital, Inc., a Delaware corporation, and our wholly owned subsidiary Worthy Lending, LLC, a Delaware limited liability company, and “WFI” refers to our parent company, Worthy Financial, Inc., a Delaware corporation. We were incorporated under the laws of the State of Delaware on June 9, 2016. Our wholly owned subsidiary Worthy Lending, LLC, a Delaware limited liability company, was formed on August 27, 2018.

Our principal address is One Boca Commerce Center, 551 NW 77 Street, Suite 212, Boca Raton, FL, 33487. Our phone number is (561) 288-8467. Our websites are located at www.worthybonds.com and www.worthylending.com. The information which appears on, is contained or is accessible through our websites is not a part of, and is not incorporated by reference, into this Semi-Annual Report on Form 1-SA.

We are a wholly owned subsidiary of WFI. WFI was organized in 2016 to create a “Worthy Community” in an effort to help intended members achieve financial wellness and to develop the “Worthy Fintech Platform.”

Our business model is centered around providing loans for small businesses, including (i) loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment; and (ii) purchase order financing. The retail inventory financing is a form of asset-based lending that allows retailers and wholesalers to use inventory as collateral to obtain a line of credit from us. To a lesser extent we may also provide (i) secured loans to other borrowers; (ii) acquire equity interests in real estate; (iii) make fixed income and/or equity investments; and (iv) provide factoring financing and other types of loans, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940.

2

Through December 31, 2017 we were engaged in organizational activities. During 2018 we achieved several important milestones in the implementation of our business model. In January 2018 we began offering our “Worthy Bonds” in our public offering (the “Offering”). On March 17, 2020, we completed the Offering. In September 2018, we began deploying the capital we raised through the sale of Worthy Bonds and during 2018 we also began generating revenue from our operations. Through December 31, 2019, we also continued to deploy that capital through additional loan and financing arrangements for small businesses. Through June 30, 2020, we have also continued to deploy that capital through additional loan and financing arrangements for small businesses which are described in the notes to the consolidated financial statements appearing elsewhere in this Semi-Annual Report.

While we have been successful in raising funds through the sale of Worthy Bonds, perhaps our biggest challenge to date has been in identifying and closing loans and other investments at a rate sufficient to permit us to effectively utilize the proceeds from the bond sales. In an effort to more efficiently deploy the capital we raised, we have continued to expand our network of participants and brokers and began establishing a network of asset based loan brokers, relationships which are or will be an important source of potential new loan business. We may also pursue the acquisition of existing asset based loan portfolios, and have continued to build our corporate infrastructure to support our expected growth, including an expansion of our underwriting department and adding personnel to our finance department.

We are also investing approximately 20% of the cash we have on hand in short-term, low risk, lower return investments, such as government securities and certificates of deposit and similar insured instruments, and public preferred stock and public equity instruments in an effort to generate sufficient interest on these funds to pay the bond interest pending utilization of the cash to fund loans or other investments with a greater return.

Recent Developments

On January 2, 2020, the Company entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management Inc., a Florida corporation and an affiliate and a wholly owned subsidiary of our parent company (“Worthy Management”). Pursuant to the Management Services Agreement, Worthy Management agreed to provide the Company staff and office facilities, including all equipment and supplies, that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to Worthy Management (collectively the “Services”). The Company agreed to pay Worthy Management a monthly management services fee, in advance, equal to the costs of Worthy Management incurred by it in providing the staff and office expenses as included in the Services. The term of the Management Services Agreement commenced on January 1, 2020 and shall end on December 31, 2024 (the “Initial Term”). At the end of the Initial Term, the Management Services Agreement automatically renews for successive one year terms, unless either party delivers written notice to the other party at least ninety (90) days prior to the end of the Initial Term or any additional term as renewed.

On February 20, 2020, the Company entered into a Stock Redemption Agreement (the “Redemption Agreement”) with its parent company and sole shareholder, WFI pursuant to which the Company agreed to redeem 999,900 shares of its outstanding common stock par value $0.0001 per share (the “Common Stock”) out of the 1,000,000 shares of Common Stock held by WFI, from WFI, in exchange for $1.00, which resulted in WFI continuing to hold 100 shares of the Company’s Common Stock after the Redemption Agreement.

On February 24, 2020, the Company filed a Certificate of Amendment to its Certificate of Incorporation (the “Amendment”) with the State of Delaware to reduce its total number of shares of stock which the Company is authorized to issue to 100 shares of Common Stock. Prior to the Amendment, the Company had total authorized stock of 6,000,000, of which 5,000,000 were Common Stock and of which 1,000,000 were preferred stock. Pursuant to the Amendment, series of preferred stock may be created and issued from time to time with such designations, preferences and rights as shall be stated in a resolution adopted by the Company’s Board of Directors.

3

On March 17, 2020, we completed the Offering. From January 2018 through March 17, 2020, we sold $50 million aggregate principal amount of Worthy Bonds to 12,285 investors. Notwithstanding the completion of the Offering, we inadvertently sold after March 17, 2020, $630,380 more than the maximum offering amount allowable under the Offering Statement due to a coding error as to redemption transactions in our software. As a result of the oversubscription, on March 25, 2020, we rescinded the purchase and sale of the oversubscribed bonds by refunding and crediting the accounts of the 2,250 purchasers of the oversubscribed bonds their respective investment amounts, without any deduction therefrom, and cancelling the oversubscribed bonds.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak to be a global pandemic which continues to spread throughout the U.S. and the globe. In addition to the devastating effects on human life, the pandemic is having a negative ripple effect on the global economy, leading to disruptions and volatility in the global financial markets. Most U.S. states and many countries have issued policies intended to stop or slow the further spread of the disease such as issuing temporary executive orders that, among other stipulations, effectively prohibit in-person work activities for most industries and businesses, having the effect of suspending or severely curtailing operations. COVID-19 and the U.S’s response to the pandemic are significantly affecting the economy. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. The extent of the ultimate impact of the pandemic on the Company’s operational and financial performance will depend on various developments, including the duration and spread of the outbreak, which cannot be reasonably predicted at this time. Many of our small business customers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. During the second quarter of 2020, the COVID-19 pandemic continued to negatively impact many of our small business customers. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash provided by operations of approximately $394,000 and $1,200 respectively, for the six months ended June 30, 2020. At June 30, 2020, we had a shareholder’s deficit and accumulated deficit of approximately $3,450,000 and $3,990,000, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2020, the Company continues to incur losses.

In response to the losses incurred, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $1,200,000 at June 30, 2020. This cash was obtained through the sale of our Worthy Bonds and through interest, dividends and fees earned on our loans and investments.

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Operating Results

During the six months ended June 30, 2020, our revenues included revenues from interest and dividend income, as well as loan fees. Loan fees are charged to the borrowers during loan originations and also include monthly collateral management fees. Interest income represents interest we earn on loans, investments and cash on deposit. The loan fees are offset against loan costs and then deferred to be recognized as non-interest income over the term of the loan. For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees, which include collateral management fees are reflected as non-interest income in our consolidated statements of operations. Loan fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan. During the six months ended June 30, 2020, our revenues primarily were limited to interest income and to a lesser extent loan fees, interest and dividends.

4

Total Interest and dividend income for the six month period ended June 30, 2020 was $1,543,421, an increase of $1,401,734 from the six month period ended June 30, 2019. This increase was the direct result of our increased loan portfolio and investments. At June 30, 2020 our loans receivable held for investments, net balance and mortgage loans held for investment were $11,036,636 and $2,349,000, respectively, which was an increase of $875,000 and $575,000, respectively from December 31, 2019. Our provision for loan losses was $1,841,315 at June 30, 2020, which has not changed as compared to the balance at June 30, 2019.

Total Interest expense for the six months ended June 30, 2020 was $858,829, an increase of $740,373 from the six months ended June 30, 2019. The increase was the direct result of our increased bond sales during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019.

Non-Interest income for the six months ended June 30, 2020 totaled $262,826 and consisted primarily of loan fees of $249,151, and other income of $3,675. Also included in non-interest income is $10,000 of interest income from related parties. Included in non-interest income for the six months ended June 30, 2019 was $65,476 of loan fees. Included in other expenses is general and administrative expense, provision for loan losses and net unrealized losses on marketable securities. Our general and administrative expenses increased substantially in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019, which represents the growth of our Company during the six months ended June 30, 2020. This increase is primarily attributable to increases of approximately $24,000 in marketing expenses, approximately $267,000 in compensation and related costs, approximately $91,000 in technology support costs and approximately $29,000 in professional fees in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019. For the six months ended June 30, 2020 and June 30, 2019 our net unrealized (losses) gains on marketable securities net of (losses) gains was $(214,225) and $6,079, respectively. This was primarily due to the effects on the stock and bond markets of the coronavirus pandemic. Going forward we expect our general and administrative expenses to continue to increase as a result of the continued expansion of our operations. However, we are unable at this time to quantify these expected increases.

Until such time as we begin generating significant revenues, we expect to continue to report net losses.

Liquidity and Capital Resources

At June 30, 2020, we had total shareholder’s deficit of approximately $3.5 million as compared to a total shareholder’s deficit of approximately $3.1 million at December 31, 2019. Our total assets decreased by approximately $3.3 million at June 30, 2020 as compared to December 31, 2019, which principally reflects approximately $1,200,000 cash on hand from the sale of Worthy Bonds during the six months ended June 30, 2020 as compared to approximately $7,500,000 of cash on hand at December 31, 2019. We had approximately $19.9 million of loans receivable held for investment, mortgage loans held for investment, interest receivable and other investments on our balance sheet at June 30, 2020. Our total liabilities decreased by approximately $3 million in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019, which is principally related to the decrease in bond liabilities partially offset by the increase in accrued interest. We do not have any commitments for capital expenditures.

Summary of cash flows

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Net cash provided by (used in) operating activities	$1,171	$(416,312)
Net cash (used) in investing activities	$(2,881,932)	$(3,849,380)
Net cash (used in)provided by financing activities	$(3,432,975)	$6,588,265

For the six months ended June 30, 2020 net cash provided by operating activities was $1,171. For the six months ended June 30, 2019, net cash used in operating activities was used primarily to fund our losses. Net cash used in investing activities in six months ended June 30, 2020 represent loans made together with the purchase of investment securities, offset by the sale of investment securities. Net cash used in financing activities for the first six months June 30, 2020 represented proceeds from the sale of Worthy Bonds less redemptions. Net cash provided by financing activities for the first six months 2019 represented proceeds from the sale of Worthy Bonds less redemptions, and a capital contribution from our parent company.

5

Significant accounting policies

Our significant accounting policies are fully described in Note 3 to our consolidated financial statements appearing elsewhere in this Semi-Annual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, due from related parties, the useful lives of property and equipment, the estimate of the fair value of the lease liability and related right of use asset, the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending.”

We generate revenue primarily through interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees and collateral management fees are reflected as non-interest income in our statements of operations.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short term interest bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Marketable Securities

On January 1, 2018 the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from marketable equity securities to be recognized in operations.

Marketable securities consist of various fixed income and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The Company classifies its marketable securities as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. The Company classifies marketable securities available to fund current operations as assets on its consolidated balance sheet. Marketable securities are recorded at fair value, with unrealized gains and losses included as a component of other income and expenses in the statement of operations. Realized gains and losses are included in other income or expense in the consolidated statement of operations on a specific-identification basis. There were no realized gains or losses on marketable securities for the six months ended June 30, 2020 or 2019.

6

The Company reviews marketable securities for other-than-temporary impairment whenever the fair value of a marketable security is less than the amortized cost and evidence indicates that a marketable security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the marketable security, or if it is more likely than not that the Company will be required to sell the marketable security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Loan Origination Fees and Cost

Loan Origination Fees are charged to direct borrowers during loan originations. These fees are offset against loan costs and then deferred to be recognized as non-interest income over the term of the loan. Direct loan origination costs include but are not limited to costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation and employees’ compensation directly related to the loan.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Item 2. Other Information.

None.

7

Item 3. Financial Statements.

F-1

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Balance Sheets

	As of
	June 30, 2020	December 31, 2019

ASSETS

ASSETS
Cash	$1,188,455	$7,502,191
Loans receivable held for investment, net of $1,841,315 reserve at June 30, 2020 and December 31, 2019	11,036,636	10,161,592
Investments - Marketable Securities	5,981,409	4,460,646
Mortgages loans held for investment	2,349,000	1,774,000
Interest receivable	509,139	110,088
Interest receivable - related parties	16,667	6,667
Due from related parties	396,900	700,000
Other receivable	-	75,000
Prepaid expenses	-	5,286
Right to use asset	208,980	238,474
Property and equipment, net	7,262	8,158
Security deposit	11,618	11,618
TOTAL ASSETS	$21,706,066	$25,053,720

LIABILITIES AND SHAREHOLDER’S DEFICIT

LIABILITIES
Bond liabilities	$24,186,503	27,605,438
Accounts payable	17,374	11,900
Accrued expenses	6,237	124,664
Accrued interest	690,167	90,938
Deferred revenue	49,295	40,917
Lease liability	208,980	238,474
TOTAL LIABILITIES	25,158,555	28,112,331

Commitments and contingencies (Note 13)	-	-

Shareholder’s Deficit
Common Stock, par value $0.0001, 100 shares authorized, and 100 shares issued and outstanding	-	-
Additional paid-in capital	540,965	540,965
Accumulated deficit	(3,993,454)	(3,599,576)
Total Shareholder’s Deficit	(3,452,489)	(3,058,611)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$21,706,066	$25,053,720

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-2

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Operations

	Six Months ended June 30, 2020	Six Months ended June 30, 2019

Interest and Dividend Income
Interest on investments and cash	$1,417,593	$141,428
Dividend Income	125,828	259
Total interest and dividend income	1,543,421	141,687

Interest expense
Interest expense on bonds	734,706	118,456
Interest expense - participant	124,123	-
Total interest expense	858,829	118,456

Net interest and dividend income	684,592	23,231

Non-Interest Income
Loan fees	249,151	65,476
Other income	3,675	-
Interest income - related party	10,000	-
Total non-interest income	262,826	65,476

Other expenses
General and administrative expenses	1,127,071	603,407
Unrealized losses (gains) on marketable securities, net	214,225	(6,079)
Total other expenses	1,341,296	597,328

Loss Before Income Taxes	(393,878)	(508,621)

Less Provision for Income Taxes	-	-

Net Loss	$(393,878)	$(508,621)

Earnings per common share (basic and diluted):

Net loss per common share	$(3,938.78)	$(5,086.21)
Weighted average number of shares outstanding	100	100

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Changes in Shareholder’s Equity (Deficit)

For the Six Months Ended June 30, 2020

	Common Shares	Common Stock, Par	Additional Paid-in Capital	Accumulated Deficit	Total

Balance at December 31, 2019	100	$-	$540,965	$(3,599,576)	$(3,058,611)

Net loss	-	-	-	(393,878)	(393,878)

Balance at June 30, 2020	100	-	540,965	(3,993,454)	(3,452,489)

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-4

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Six Months ended June 30, 2020	Six Months ended June 30, 2019

Cash flows from operating activities:
Net loss	$(393,878)	$(508,621)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Bonds issued for marketing service	14,040	-
Depreciation expense	897	-
Unrealized losses (gains) on marketable securities, net	214,225	(6,079)
Changes in working capital items:
Prepaid expenses	5,286	1,250
Other receivable	75,000	-
Interest receivable	(399,051)	(3,616)
Interest receivable - related party	(10,000)	-
Accrued interest	599,229	103,551
Deferred revenue	8,378	(2,097)
Accrued expenses	(118,427)	3,114
Accounts payable	5,472	(3,814)

Net cash (used in) provided by operating activities	1,171	(416,312)

Cash flows from investing activities:
Purchase of investment securities	(5,636,988)	(600,000)
Sale of investment securities	3,902,000	-
Due from related parties	303,100	-
Proceeds/(Payments) from officer	-	(1,097)
Loan disbursements	(1,450,044)	(3,248,283)

Net cash used in investing activities	(2,881,932)	(3,849,380)

Cash flows from financing activities:
Parent capital contributions	-	325,000
Proceeds from bonds	14,505,295	8,014,886
Redemption of bonds	(17,938,270)	(1,751,621)

Net cash (used in) provided by financing activities	(3,432,975)	6,588,265

Net change in cash	(6,313,736)	2,322,573

Cash at beginning of year	7,502,191	1,333,560

Cash at end of year	$1,188,455	$3,656,133

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$90,052	$-
Cash paid for taxes	$-	$-

Supplemental Non-Cash Investing and Financing Information

Parent company loan converted to capital	$-	$26,425

Increase of stock subscription receivable from parent	$-	$250,000

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-5

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited)

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Peer Capital, Inc., a Delaware corporation, (the “Company,” “WPC”, “we,” or “us”) was founded on June 9, 2016. On August 27, 2018, the Company organized Worthy Lending, LLC, a Delaware limited liability company, as a wholly owned subsidiary. Through our wholly owned subsidiary Worthy Lending, LLC (“WL”), we loan or participate in primarily secured loans, primarily to small business borrowers. We offer our Worthy Bonds in $10.00 increments on a continuous basis directly through our Worthy Peer Capital website.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash provided by operations of approximately $394,000 and $1,000, respectively, for the six months ended June 30, 2020. At December 31, 2019 we had a shareholder’s deficit and accumulated deficit of approximately $3,450,000 and $3,990,000, respectively, and total liabilities exceeded total assets by approximately $3,450,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2020, the Company continues to incur losses.

In response to the losses incurred in 2020 and 2019, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Also, beginning in the second quarter of 2019, the Company’s loans receivable and investments began to generate significant revenue. Cash on hand was approximately $1,200,000 at June 30, 2020. This cash was obtained through the sale of our Worthy Bonds. Due to the recent events surrounding the Coronavirus pandemic, the Company has experienced much higher than usual bond redemptions in the year 2020.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly-owned subsidiary, Worthy Lending, LLC.

All significant intercompany accounts and transactions have been eliminated in consolidation.

F-6

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited)

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, due from related parties, the useful lives of property and equipment, the estimate of the fair value of the lease liability and related right of use asset, the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

COVID-19 Pandemic Impact

On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus known as COVID-19 as a global pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including, but not limited to, shelter-in-place orders, quarantines, significant restrictions on travel, as well as restrictions that prohibit many employees from going to work. Uncertainty with respect to the economic impacts of the pandemic has introduced significant volatility in the financial markets. Many of our small business customers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. During the second quarter of 2020, the COVID-19 pandemic continued to negatively impact many of our small business customers. We have included the COVID-19 impacts as part of our calculation of the allowance for credit losses. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, loans receivable, interest receivable, accounts receivable, account payable, accrued expenses, accrued interest and bond liabilities. The carrying amount of these financial instruments approximates fair value due to length of maturity of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

F-7

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited)

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Marketable Securities

On January 1, 2018, the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from marketable equity securities to be recognized in operations.

Marketable securities consist of various fixed income and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The Company classifies its marketable securities as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. The Company classifies marketable securities available to fund current operations as assets on its consolidated balance sheet. Marketable securities are recorded at fair value, with unrealized gains and losses included as a component of other income and expenses in the statement of operations. Realized gains and losses are included in other income or expense in the consolidated statement of operations on a specific-identification basis.

The Company reviews marketable securities for other-than-temporary impairment whenever the fair value of a marketable security is less than the amortized cost and evidence indicates that a marketable security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the marketable security, or if it is more likely than not that the Company will be required to sell the marketable security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Cost Method of Accounting for Investments

Investments in equity securities that do not have readily determinable fair values and do not qualify for consolidation or the equity method are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company’s proportionate share of accumulated earnings are applied as a reduction of the cost of the investment. Other than temporary impairments to fair value are charged against current period income. Any of our investments in privately held entities are primarily accounted for under the cost method. At June 30, 2020 and December 31, 2019, the Company did not have any cost method investments.

F-8

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited)

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. Loans held for investment also include term loans with an original issue discount. A debt instrument generally has OID when the instrument is issued for a price less than its stated redemption price at maturity. The original issue discount is the difference between the stated redemption price at maturity and the issue price, and is amortized over the life of the security, recognizing a portion of the discount monthly as interest income. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Included in loans held for investment are loans that we participate in with other asset based lenders. Also included in loans held for investment is the netting of a borrower loan balance when we participate out a portion of a loan receivable, as the participant becomes responsible for the portion of the balance that they agree to participant in.

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate, and is located in the state of Florida. These loans typically have a maturity date of 1 to 2 years, pay interest at rates between 9.5% and 10.5% and are serviced by an outside, unrelated third party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the reserves for loans receivable an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Loan Origination Fees and Cost

Loan Origination Fees are charged to the direct borrowers during loan originations. These fees are offset against loan costs and then deferred to be recognized as non-interest income over the term of the loan. Direct loan origination costs include but are not limited to costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation and employees’ compensation directly related to the loan.

F-9

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited)

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company places a loan receivable on non-accrual status when management believes collectability is not probable. If the Company receives a principal or interest payment on a loan receivable that is on non-accrual status, we will recognize interest income on that payment and we will immediately resume accrual of interest.

Property and equipment

Property and equipment and leasehold improvements are recorded at its historical cost. The cost of property and equipment is depreciated over the estimated useful lives, when placed in service, (ranging from 3 -5 years) of the related assets utilizing the straight-line method of depreciation. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related leases or the estimated useful lives of the assets. Ordinary repairs and maintenance are expensed when incurred and major repairs will be capitalized and expensed if it benefits future periods.

Leases

In February of 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02-Leases (Topic 842), which significantly amended the way companies are required to account for leases. Under the updated leasing guidance, some leases that did not have to be reported previously are now required to be presented as an asset and liability on the balance sheet. In addition, for certain leases, what was previously classified as an operating expense must now be allocated between amortization expense and interest expense. The Company adopted this update as of January 1, 2019 using the modified retrospective transition method and prior periods have not been restated. Upon implementation, the Company recognized an initial operating lease right-of-use asset of $264,314 and operating lease liability of $259,018. Due to the simplistic nature of the Company’s leases, no retained earnings adjustment was required. See Note 12 for further details

F-10

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited)

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We generate revenue primarily through interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees and collateral management fees are reflected as non-interest income in our statement of operations.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

Impairment of long-lived assets

The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less that the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. No impairments were noted during the year-ended December 31, 2019 or 2018.

Allocation of expenses Incurred by Sister Company on Behalf of the Company

During 2020, costs incurred by our sister company, Worthy Management, Inc. (“WM”) have been allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations in 2020 and 2019 include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

F-11

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited)

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

The Company is included with its parent company (Worthy Financial Inc.) consolidated tax return. The parent company consolidated tax returns for the years 2017, 2018 & 2019 remain open for audit by the IRS.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at June 30, 2020 and December 31, 2019.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any other new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments on its consolidated balance sheet as marketable securities held at fair value. Fair value includes gross unrealized gains, gross unrealized losses, accrued interest, and amortized cost. The Company typically invests in a portfolio of private market real estate investments with the primary objective to earn diversified risk-adjusted returns while the corporate bonds, certificates of deposit, asset backed securities, and U.S. treasury securities are intended to mitigate risk and minimize potential risk of principal loss. The Company’s investment policy limits the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments.

The eREITs are public, non-traded REITs that invest in small-cap commercial real estate projects. The Company owns shares in the limited liability companies that hold the real estate projects, and the investments target different mandates including, growth, income, and geographic strategies. The Company also through another company platform fractionally invests in loans that are collateralized and secured by the underlying real estate asset with a first lien position. The REIT investment is in a multi-housing income REIT, formed to originate, invest in, and manage a diversified portfolio primarily consisting of investments in multi-housing within the continental U.S. in the areas of student housing, multi-housing, conventional apartments, and senior living (both existing and new development projects). The Company owns public preferred stock, which pay annual dividends. Investment distributions are accounted for as dividend income. There were no marketable securities that had been in an unrealized loss position for more than 12 months as of June 30, 2020 or December 31, 2019. During the six months ended June 30, 2020 and 2019, the Company had unrealized losses net of gains of $214,225 and $0, respectively.

F-12

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited)

The following is a breakdown of the marketable securities as of December 31, 2019.

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
REIT	$100,620	$298	$100,918	1.69%
eREIT	$100,000	$-	$100,000	1.67%
Collateralized Real Estate Loan	$402,193	$7,788	$409,980	6.85%
Public Preferred Stock	$1,238,600	$(82,137)	$1,156,463	19.33%
Public Equities	$492,679	$(22,492)	$470,187	7.86%
Exchange-traded and closed-end funds	$80,000	$3,640	$83,640	1.40%
Corporate Bonds	$363,794	$(26,638)	$337,156	5.64%
Mutual Funds	$250,000	$62,923	$312,923	5.23%
Asset Backed Securities and Corporate Bonds	$3,167,748	$(157,606)	$3,010,142	50.32%
Total Investments - Marketable Securities	$6,195,634	$(214,225)	$5,981,409	100.00%

NOTE 6. LOANS RECEIVABLE

Commencing in September of 2018, the Company, through its wholly owned subsidiary WL, began loaning funds directly to borrowers and through participation agreements with other lenders under loan agreements, with small business borrowers based in the United States. The gross balance due the Company at June 30, 2020 and December 31, 2019 is $12,877,951 and $12,002,907, respectively. The loan receivable balance net of the loan loss reserve at June 30, 2020 and December 31, 2019 is $11,036,636 and $10,161,592. The loans pay interest at varying rates ranging from 0.62% per month to 1.5% per month and collateral management fees at 0.5% per month, except one direct loan which charges a 1% per month collateral management fee. The loan agreements have customary loan origination fees, which have been netted against our loan costs with the net amount recorded as deferred revenue to be recognized as non-interest income over the term of the loan. One of the loans has an annual facility fee, which is being amortized into income over one year. The term of the loans ranges from two to three years, with no prepayment penalty and generally pay interest only in year one, then begin paying interest and principal in later years. The loans are secured by the assets of the borrowers. These investments were funded by our bond sales. The loan loss reserve was $1,841,315 at June 30, 2020 and December 31, 2019. One of our loans receivable has a gross balance at December 31, 2019 of approximately $3,300,000, approximately 50% of that loan has been participated out leaving a net balance of approximately $1,800,000.

The beginning balance of our loan loss reserve at December 31, 2019 was $1,841,315, the current period provision for expected losses is $0, the ending balance at June 30, 2020 is $1,841,315.

F-13

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited)

Our non-performing loans receivable totaled $3,051,643 and $230,052 at June 30, 2020 and December 31, 2019, respectively and consisted of five loans and the Company has reserved $1,549,977 for these loans in the loan loss provision. At December 31, 2018, the Company had no loans designated as non-performing.

At December 31, 2019, the Company had 1 loan receivable on non-accrual status, which was past due by 119 days. The loan had a principal balance of $230,052 and accrued interest receivable balance of $9,073 at December 31, 2019. We received approximately $12,000 of interest income and recorded approximately $21,000 of interest income on this loan during the year ended December 31, 2019. The reserve for loan loss on this loan was $230,052 and $9,073 for the accrued interest receivable at December 31, 2019. The Company through a liquidator sold the collateral for $10,000 and after costs received $0. In July of 2020, the Company was awarded a judgment for the full amount due and is currently in negotiations with this borrower to enter into a settlement agreement.

At June 30, 2020, the Company had 2 loans receivable on non-accrual status, one which was past due by 179 days. The loan had a principal balance of $230,052 and accrued interest receivable balance of $9,073 at June 30, 2020. We received approximately $12,000 of interest income and recorded $0 of interest income on this loan during the six months ended June 30, 2020. The reserve for loan loss on this loan was $230,052 and $9,073 for the accrued interest receivable at June 30, 2020. The Company through a liquidator sold the collateral for $10,000 and after costs received $0. In July of 2020, the Company was awarded a judgment for the full amount due and is currently in negotiations with this borrower to enter into a settlement agreement. The second is past due 180 days. The loan had a principal balance of $159,000 and accrued interest receivable balance of $15,400 at June 30, 2020. We received $0 of interest income and recorded $0 of interest income on this loan during the six months ended June 30, 2020. The reserve for loan loss on this loan was $79,500 and $0 for the accrued interest receivable at June 30, 2020. This loan was put on non -accrual status in March of 2020, because the Company agreed to take back the inventory and work out a settlement arrangement with this borrower for the full amount due as of June 30, 2020.

NOTE 7. MORTGAGES LOANS HELD FOR INVESTMENT

The Company is invested in 11 loans for a total of $2,349,000, each loan is secured by a mortgage in the real estate, and is located in the state of Florida. Each loan has a maturity date of 2 years and matures on various dates ranging between March of 2021 and January of 2022. These loans pay interest at rates between 9.5% and 10.5% and is serviced by an outside, unrelated third party. There were no mortgage loans past due or on non-accrual status as of June 30, 2020.

NOTE 8. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment—at cost, less accumulated depreciation:

December 31, 2019
Leasehold improvements	3,711
Property and equipment	5,372

Total cost	9,083

Less accumulated depreciation	(1,821)

Net, property and equipment	$7,262

F-14

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited)

Depreciation expense for the years ended December 31, 2019 and 2018 was $925 and $0, respectively.

NOTE 9. BOND LIABILITIES

On January 4, 2018, our Regulation A+ Registration Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months, of up to $50,000,000 of $10.00, Three Year, 5% Bonds.

During the six months ended June 30, 2020 and the year ended December 31, 2019, the Company sold approximately $14,400,000 and $32,800,000 of Worthy Bonds, respectively. The Bonds have a three year term, renewable at the option of the bond holder, accrue interest at 5%, subject to a put by the holder (a discount of 1% may be charged but only if exercised during the first year and chargeable only against accrued interest), and are subject to a call by the Company at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has approximately $690,000 and $91,000 of accrued interest related to these outstanding bonds at June 30, 2020 and December 31, 2019, respectively. During the six months ended June 30, 2020 and the year ended December 31, 2019, approximately $17,940,000 and $7,700,000 of bonds, principal and interest were redeemed, respectively. The Bond liabilities balance at June 30, 2020 and December 31, 2019 was $24,186,503 and $27,605,438, respectively.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Following the qualification by the SEC of our offering statement (the “Offering Statement”) on Form 1-A under SEC File No. 024-10766, in January 2018 we began offering our worthy bonds (the “Worthy Bonds”) in a Regulation A exempt offering (the “Offering”) of $50 million aggregate principal amount (“Maximum Offering Amount”). On March 17, 2020, we completed the Offering. From January 2018 through March 17, 2020, we sold approximately $50 million aggregate principal amount of Worthy Bonds to 12,285 investors in the Offering. Notwithstanding the completion of the Offering, we inadvertently sold after March 17, 2020, $630,380 more (the “Oversubscribed Bonds”) than the Maximum Offering Amount allowable under the Offering Statement due to a coding error as to redemption transactions in our software (the “Oversubscription”). As a result of the Oversubscription, on March 25, 2020, we rescinded the purchase and sale of the Oversubscribed Bonds by refunding and crediting the accounts of the 2,250 purchasers of the Oversubscribed Bonds their respective investment amounts, without any deduction therefrom, and cancelling the Oversubscribed Bonds.

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceeding arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

F-15

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited)

Regulatory

The sale of the Worthy Bonds is subject to federal securities law and the Bonds are Qualified under Regulation A+. The distribution of the Worthy Bonds is also subject to regulations of several states and the Company is registered as an Issuer Dealer in the State of Florida. The loans made by the Company may be subject to state usury laws.

Lease commitments and Operating Lease Right of Use Obligation

The Company adopted Topic 842 on January 1, 2019. With the adoption of Topic 842, the Company’s consolidated balance sheet now contains the following line items: Operating lease right-of-use assets, and Operating lease liabilities.

On August 1, 2019, the Company commenced a 5 year lease for its corporate headquarters located in Boca Raton, Florida. As part of the lease the Company was required to make a security deposit of $11,618. Monthly rent is $5,296 inclusive of sales tax and the lease contains an annual escalation clause of 4%.

As all the existing leases subject to the new lease standard were previously classified as operating leases by the Company, they were similarly classified as operating leases under the new standard. The Company has determined that the identified operating leases did not contain non-lease components and require no further allocation of the total lease cost. Additionally, the agreements in place did not contain information to determine the rate implicit in the leases, so we used our incremental borrowing rate as the discount rate. Our weighted average discount rate is 10% and the weighted average remaining lease term as of June 30, 2020 is 49 months.

As of June 30, 2020, operating lease right-of-use assets and liabilities arising from operating leases was $208,980 and $208,980, respectively. During the six months ended June 30, 2020, cash paid for amounts included for the measurement of lease liabilities was approximately $32,000 and the Company recorded operating lease expense of approximately $34,000.

Allocation of expenses Incurred by Sister Company on Behalf of the Company

On January 2, 2020, the Company signed a Management services agreement with WM, whereas the Company has requested that WM provide certain management services and personnel pursuant to the terms of the agreement. WM will pass through the expenses paid without charging any additional amounts.

NOTE 11. EQUITY

On June 9, 2016, the Company was founded with the issuance of 1 million shares of our $0.0001 per share par value common stock for $100 to WFI. WFI is the sole shareholder of the Company’s common stock.

On December 8, 2017, the Company amended its certificate of incorporation changing the total authorized shares to 6,000,000 from 50,000,000 of which 5,000,000 shall be common and 1,000,000 shall be preferred.

F-16

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited)

On February 4, 2020, the Company amended its certificate of incorporation as said forth; the total number of shares of stock which this Corporation is authorized to issue is One Hundred (100) shares of Common Stock, par value $0.0001 per share. Series of Preferred Stock may be created and issued from time to time, which such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualification, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of Preferred stock as adopted by the Board of Directors pursuant to the authority in this paragraph given. Such amendment has been accounted for retroactively for all periods presented in the accompanying consolidated financial statements.

During the year ended December 31, 2019, the Company received equity cash contributions of $325,000 from WFI.

During the year ended December 31, 2019, WFI forgave $26,425 of parent company debt, which was recorded as capital contributions.

NOTE 12. RELATED PARTIES

The Company has received capital contributions from its parent company, see note 11. Also, the Company has shared administrative and marketing expenses of approximately $253,000 for the six months ended June 30, 2020.

Due from related parties of $396,900 includes $196,900 due from a sister company, $100,000 due from our CEO and $100,000 due from our COO. The $196,900 is due from Worthy Management, Inc. (“WM”) and is a non-interest-bearing advance that will cover future expenses incurred by Worthy Management on behalf of the Company. See Note 10 “Commitments and Contingencies.” The $100,000 due from each of the CEO and COO are Notes Receivable accruing interest at 10% per annum. The notes are due August 26, 2022. The notes are secured by 101,772 and 101,771 of the common stock of Worthy Financial, Inc., secured by certificate number 24 and 25, evidencing ownership of such shares by the officers. The shares are being held by Worthy Lending, LLC to the extent of the obligation. As of June 30, 2020, the accrued interest on these loans totals $16,667.

On April 1, 2020, we entered into a verbal agreement with WFI to pay a license fee to WFI in the amount of $10 per active user per year. There are no other terms to such verbal agreement. For the six months ended June 30, 2020, the Company paid WFI approximately $85,000 pursuant to this verbal agreement.

NOTE 13. CONCENTRATIONS

The loans receivable net balance of $11,036,636 is due from 21 small business borrowers, with 3 borrowers each constituting more than 10% of the total balance, one at 16.36%, one at 12.09% and one at 11.33%.

The mortgage loans held for investment balance of $2,349,000 are due from 11 borrowers, 1 borrower’s balance due is approximately 17% of the total balance and 1 represents approximately 10.6% of the total balance due.

Concentration of Credit Risk - The Company is subject to potential concentrations of credit risk in its cash and investments accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at June 30, 2020 and December 31, 2019. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At June 30, 2020 and December 31, 2019, the aggregate balances were in excess of the insurance and therefore, pose some risk since they are not collateralized. The Company has historically not experienced any losses on its cash and investments in relation to FDIC and SIPC insurance limits.

NOTE 14. SUBSEQUENT EVENTS

Worthy Bond sales subsequent to June 30, 2020, through August 30, 2020 were $0, while bond redemptions were approximately $2,330,000 during the same period. These sales have been recorded as an increase in cash and an increase in a corresponding liability and the bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

The Company has evaluated these consolidated financial statements for subsequent events through August 30, 2020, the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

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Item 4. Exhibits.

		Incorporated by Reference
No.	Exhibit Description	Form	Date Filed	Number

2.1	Certificate of Incorporation of Worthy Peer Capital, Inc., filed with the Delaware Secretary of State on June 9, 2016.	1-A	11/27/2017	2.1
2.2	Certificate of Amendment to Certificate of Incorporation of Worthy Peer Capital, Inc., filed with the Delaware Secretary of State on February 24, 2020.	1-U	03/04/2020	2.1
2.3	Bylaws of Worthy Peer Capital, Inc.	1-A	11/27/2017	2.2
3.1	Form of Worthy Peer Capital Bond.	1-A	11/27/2017	3.1
3.2	Worthy Bond Investor Agreement.	1-A	11/27/2017	3.2
6.1	Redemption Agreement between Worthy Peer Capital, Inc and Worthy Financial, Inc. dated February 20, 2020.	1-U	03/04/2020	6.1
6.2	Management Services Agreement between Worthy Peer Capital, Inc and Worthy Management, Inc. dated January 2, 2020.	1-K	04/27/2020	6.2

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: September 4, 2020	Worthy Peer Capital, Inc.

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: September 4, 2020	/s/ Sally Outlaw
Sally Outlaw
Director, Chief Executive Officer, principal executive officer

Dated: September 4, 2020	/s/ Alan Jacobs
Alan Jacobs
Director, Executive Vice President and Chief Operating Officer; principal financial and accounting officer

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